

July 23, 2012

Via E-mail
John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

> **Re:** **United Therapeutics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed April 26, 2012**
> **File No. 000-26301**

Dear Mr. Ferrari:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 74

1. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented. Your current disclosure only explains the changes in operating activities between 2011 and 2010.

12. Income Taxes, page F-35

2. Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Notes to Consolidated Financial Statements
13. Litigation
Lexington Insurance Company, page 18

3. Please tell us how you accounted for the damaged inventory associated with the warehouse accident for which you are seeking a recovery from your insurer. Please also tell us if you have recorded any recoveries for the litigated claims and, if so, tell us the amount recorded and reference for us the accounting literature supporting this treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant